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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

PUBLICIS GROUPE S.A.

(Name of Issuer)

ORDINARY SHARES, NOMINAL VALUE EUR .40 PER SHARE

(Title of Class of Securities)

744 63 M 106

(Cusip Number)

Ezra Borut
Debevoise & Plimpton LLP
919 Third Avenue
New York, NY 10022
(212) 909-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 24, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person: DENTSU INC.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Japan

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 48,886,415 (representing 86,472,630 voting rights) (1)

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 28,691,075

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 48,886,415 (representing 86,472,630 voting rights) (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 26.8% (equity interest); 36.7% (voting rights) (1)

14.	Type of Reporting Person (See Instructions): CO

(1)	Includes 28,691,075 Shares directly owned by the Reporting Person, which Shares have, in the aggregate, 46,081,950 voting rights. The Reporting Person has contributed to the SEP (as described in Item 4 of Amendment No. 2 to Schedule 13D filed on October 7, 2004 by the reporting Person (“Amendment No. 2”)) the right to exercise the voting rights in 10,722,309 of those Shares (with 10,722,309 voting rights) through (i) the contribution of the right to exercise the voting rights in 11,181,399 Shares to the SEP as described in Item 4 of Amendment No. 2 and (ii) the transfer by the SEP back to the Reporting Person, in accordance with the by-laws (statuts) of the SEP, of the right to exercise the voting rights in 459,090 of those Shares on October 20, 2004, as described in Item 4 hereof. Madame Badinter, as manager of the SEP, has the right to exercise such voting rights in the SEP. The Reporting Person has direct voting power with respect to 17,968,766 of those Shares (with 35,359,641 voting rights, which equals approximately 15.0% of the total voting rights of the outstanding Shares).

Also includes the following Shares, to which the Reporting Person disclaims beneficial ownership: (i) 6,922,320 Shares directly owned by Madame Badinter, which Shares have, in the aggregate, 13,844,640 voting rights, of which 6,922,320 Shares Madame Badinter has contributed to the SEP the right to exercise the voting rights in 1 Share (with 2 voting rights) and (ii) 13,273,020 Shares (with 26,546,040 voting rights) in which Madame Badinter has a usufruct interest that entitles her to (x) all economic rights attached to such Shares and (y) vote such Shares at general shareholder meetings of the Issuer.

Subsequent to the filing of Amendment No. 2, the Issuer caused to be provided corrected and updated information to the Reporting Person with respect to the aggregate number of voting rights of the Issuer outstanding as of September 30, 2004. As reported herein, the aggregate number of voting rights of the Issuer and the percentage of such voting rights beneficially owned by the Reporting Person, Madame Badinter and the SEP (as described in Item 4 of Amendment No. 2) are based on such corrected and updated numbers of voting rights.

The information provided to and reported by the undersigned in Amendment No. 2 with respect to the aggregate number of outstanding Shares of the Issuer included 13,029,521 Shares held in treasury by the Issuer. The aggregate number of Shares outstanding of the Issuer as reported herein excludes all shares held in treasury.

See Items 4 and 5(a).

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Amendment No.3
to
Statement on Schedule 13D

Item 1. Security and Issuer.

     This Amendment No.3 is filed by the undersigned to amend the Schedule 13D originally filed on October 4, 2002 by Dentsu Inc., a company organized under the laws of Japan (the “Reporting Person”), as amended and restated in its entirety by each of Amendment No.1 to the Schedule 13D filed on December 5, 2003 and Amendment No.2 and relates to the ordinary shares, nominal value EUR 0.40 per share (the “Shares”), of Publicis Groupe S.A., a company organized under the laws of the Republic of France (the “Issuer”). The principal executive offices of the Issuer are located at 133, Avenue des Champs Elysees, 75008 Paris, France.

Item 4. Purpose of Transaction.

     Item 4 of Schedule 13D is hereby amended to add the following:

     On October 20, 2004, the right to exercise the voting rights in 459,090 Shares which were held by the partnership (the Societé en Participation (“SEP”)) formed by Madame Badinter and the Reporting Person on September 24, 2004 and described in Item 4 of Amendment No.2, was transferred back to the Reporting Person in accordance with the by-laws (statuts) of the SEP, which provide, among other things, that to the extent that the Reporting Person’s voting power in the Issuer falls below 15%, the right of the SEP to exercise the voting rights attached to such Shares will immediately end only to the extent that it allows the Reporting Person to have voting rights equal to 15% of the voting power of the Issuer. The by-laws (statuts) of the SEP are described in Item 4 of Amendment No.2.

Item 5. Interest in Securities of the Issuer.

     Subsequent to the filing of Amendment No.2, the Issuer caused to be provided corrected and updated information to the Reporting Person with respect to the aggregate number of voting rights of the Issuer outstanding as of September 30, 2004. As reported herein, the aggregate number of voting rights of the Issuer and the percentage of such voting rights beneficially owned by the Reporting Person, Madame Badinter and the SEP (as described in Item 4 of Amendment No.2) are based on such corrected and updated numbers of voting rights.

     The information provided to and reported by the undersigned in Amendment No.2 with respect to the aggregate number of outstanding Shares of the Issuer included 13,029,521 Shares held in treasury by the Issuer. The aggregate number of Shares outstanding of the Issuer as reported herein excludes all shares held in treasury.

     Accordingly, Item 5(a) of Schedule 13D is hereby amended and restated in its entirety as follows:

     (a) Generally, Shares of the Issuer entitle the holder thereof to one vote per Share. However, if the same shareholder holds Shares of the Issuer for a consecutive two-year period in registered form, these Shares are granted double voting rights. The following statements regarding interest in securities of the Issuer reflect such double voting rights, where applicable.

     The Reporting Person is the direct owner of 28,691,075 Shares, including 200 Shares transferred to the Reporting Person on October 1, 2004 by Mr. Fumio Oshima, as described in Item 3 of Amendment No.2, and representing approximately 15.7% of the outstanding Shares. On September 24, 2004, the Reporting Person contributed to the SEP the right to exercise the voting rights in 11,181,399 of the 28,691,075 Shares of which it is the direct owner, and on October 20, 2004, the SEP transferred back to the Reporting Person the right to exercise the voting rights in 459,090 of those Shares, resulting in the SEP retaining the right to exercise the voting rights in 10,722,309 of those Shares. Hence, the Reporting Person has direct voting power with respect to 35,359,641 voting rights, representing approximately 15.0% of the total voting rights of the outstanding Shares.

     The Reporting Person is party to a Shareholders’ Agreement, as amended, with Madame Badinter (described in Item 4 of Amendment No.2) by virtue of which the Reporting Person may be deemed for the purpose of Rule 13d-3 to beneficially own an additional (i) 6,922,320 Shares directly owned by Madame Badinter (including the Share the right to exercise the voting rights in which has been contributed to the SEP) and (ii) 13,273,020 Shares, in which Madame Badinter has a usufruct interest that entitles her to (x) all economic rights attached to such Shares and (y) vote such Shares at general shareholder meetings of the Issuer, such additional Shares representing in the aggregate approximately 11.1% of the outstanding Shares and approximately 17.1% of the total voting rights of the outstanding Shares. The Reporting Person disclaims any beneficial ownership of the Shares that are directly owned by Madame Badinter and the Shares in which Madame Badinter has a usufruct interest.

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     Madame Badinter, as manager of the SEP, is entitled to exercise the voting rights in respect of the 10,722,309 Shares the right to exercise the voting rights in which the Reporting Person has contributed to the SEP and the one Share (with 2 voting rights) the right to exercise the voting rights in which Madame Badinter contributed to the SEP as of October 1, 2004, as described in Item 4 of Amendment No.2. Such Shares represent approximately 4.5% of the total voting rights of the outstanding Shares.

     Based on the preceding, the Reporting Person may be deemed for the purpose of Rule 13d-3 to beneficially own an aggregate of 48,886,415 Shares, representing approximately 26.8% of the outstanding Shares, and approximately 36.7% of the total voting rights of the outstanding Shares.

     Mr. Yutaka Narita, Principal Advisor and Chairman of Dentsu Group, beneficially owns 200 Shares, representing 0.0% of the outstanding Shares and 0.0% of the total voting rights of the outstanding Shares.

     All Share information and all percentages set forth in this Item 5 and in the cover page hereto are calculated based on 182,389,620 Shares outstanding as of September 30, 2004 (which number of Shares excludes 13,029,521 Shares held in treasury by the Issuer), representing an aggregate number of voting rights of 235,729,605, which number of Shares and corrected number of voting rights were provided by or on behalf of the Issuer to the Reporting Person.

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SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 22, 2004

DENTSU INC.

By:	/s/ Megumi Niimura

Name: Megumi Niimura Title: Senior Executive Officer

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